FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                                                                  Exhibit 3 (ii)

                                  HSBC USA INC.

                                     BY-LAWS

               (As Amended and Restated effective April 21, 2005)


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                                     BY-LAWS
                                       OF
                                  HSBC USA INC.

                                    ARTICLE I
                                     OFFICES

Section 1.1 The principal office of HSBC USA Inc. (the "Corporation") in the State of Maryland shall be in the City of Baltimore, State of Maryland.

Section 1.2 The Corporation may also have offices at such other place or places, both within and without the State of Maryland, as the Board of Directors, or the President of the Corporation acting under delegated authority, may from time to time determine.

                                   ARTICLE II
                                  STOCKHOLDERS

Section 2.1 Place of Stockholders' Meetings. Meetings of the Corporation's stockholders shall be held at such place in the United States as is set from time to time by the Corporation's Board of Directors.

Section 2.2 Annual Meetings of Stockholders. An annual meeting of the Corporation's stockholders shall be held in April each year. At each annual meeting, the Corporation's stockholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting in accordance with these By-Laws. Except as the Charter or statute provides otherwise, any business may be considered at an annual meeting without the purpose of the meeting having been specified in the notice. Failure to hold an annual meeting does not invalidate the Corporation's corporate existence or affect any otherwise valid corporate acts of the Corporation.

Section 2.3 Special Meetings of Stockholders. At any time in the interval between annual meetings, a special meeting of the Corporation's stockholders may be called by the Chairman of the Board or the President or by a majority of the Corporation's Board of Directors by vote at a meeting or in writing (addressed to the Corporate Secretary of the Corporation) with or without a meeting. Special meetings of the Corporation's stockholders shall be called by the Corporate Secretary on the written request of stockholders of the Corporation entitled to cast at least 25 percent of all the votes entitled to be cast at the meeting. A stockholders' request for a special meeting shall state the purpose of the meeting and the matters proposed to be acted on at it. The Corporate Secretary shall inform the stockholders who make the request of the reasonably estimated costs of preparing and mailing a notice of meeting and, on payment of these costs to the Corporation, notify each stockholder entitled to notice of the meeting. Unless requested by stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of stockholders of the Corporation held in the preceding 12 months. Business transacted at any special meeting of stockholders shall be limited to the purpose stated in the notice thereof.

Section 2.4 Notice of Stockholders' Meetings; Waiver of Notice. Not less than 10 days nor more than 90 days before the date of every stockholders' meeting, the Corporate Secretary shall give to each stockholder entitled to vote at such meeting written notice stating the time and place of the meeting and, in the case of a special meeting or if notice of the purpose is required by statute, the purpose or purposes for which the meeting is called, either by mail or by presenting it to him personally or by leaving it at his residence or usual place of business. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the stockholder at his address as it appears on the records of the Corporation, with postage thereon prepaid. Notwithstanding the foregoing

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provisions, a waiver of notice in writing, signed by the person or persons entitled to such notice and filed with the records of the meeting, whether before or after the holding thereof, or actual attendance at the meeting in person or by proxy, shall be deemed equivalent to the giving of such notice to such persons.

Section 2.5 Quorum at Stockholders' Meetings; Voting; Adjournments. Unless any statute or the Charter provides otherwise, at each meeting of the Corporation's stockholders, the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum, and a majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting, except that a plurality of all votes cast at a meeting at which a quorum is present is sufficient to elect a director. Whether or not a quorum is present, a meeting of stockholders convened on the date for which it was called may be adjourned from time to time without further notice by a majority vote of the stockholders present in person or by proxy to a date not more than 120 days after the original record date. Any business which might have been transacted at the meeting as originally notified may be deferred and transacted at any such adjourned meeting at which a quorum is present.

Section 2.6 General Right to Vote; Proxies. Unless the Charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of stock, regardless of class, is entitled to one vote on each matter submitted to a vote at a meeting of stockholders; however, a share is not entitled to be voted if any installment payable on it is overdue and unpaid. In all elections of directors, each share of stock may be voted for as many persons as there are directors to be elected and for whose election the share is entitled to be voted. A stockholder may vote the stock the stockholder owns of record either in person or by proxy. A stockholder may sign a writing authorizing another person to act as proxy. Signing may be accomplished by the stockholder or the stockholder's authorized agent signing the writing or causing the stockholder's signature to be affixed to the writing by any reasonable means, including facsimile signature. A stockholder may authorize another person to act as proxy by transmitting, or authorizing the transmission of, a telegram, cablegram, datagram, or other means of electronic transmission to the person authorized to act as proxy or to a proxy solicitation firm, proxy support service organization, or other person authorized by the person who will act as proxy to receive the transmission. Unless a proxy provides for a longer period, it is not valid more than eleven months after its date. A proxy is revocable by a stockholder at any time without condition or qualification unless the proxy states that it is irrevocable and the proxy is coupled with an interest. The interest with which a proxy may be coupled includes an interest in the stock to be voted under the proxy or another general interest in the Corporation or its assets or liabilities.

Section 2.7 List of Stockholders. At each meeting of stockholders, a full, true and complete list of all stockholders entitled to vote at such meeting, showing the number and class of shares held by each and certified by the transfer agent for such class or by the Corporate Secretary, shall be furnished by the Corporate Secretary.

Section 2.8 Conduct of Voting. At all meetings of stockholders, unless the voting is conducted by inspectors, the proxies and ballots shall be received, and all questions touching the qualification of voters and the validity of proxies, the acceptance or rejection of votes and procedures for the conduct of business not otherwise specified by these By-Laws, the Charter or law, shall be decided or determined by the chairman of the meeting. If demanded by stockholders, present in person or by proxy, entitled to cast 10% in number of votes entitled to be cast, or if ordered by the chairman of the meeting, the vote upon any election or question shall be taken by ballot. Before any meeting of the stockholders, the Board of Directors may appoint persons to act as inspectors of election at the meeting and any adjournment thereof. If no inspectors of election are so appointed, the chairman of the meeting may, and on the request of stockholders, present in person or by proxy, entitled to cast 10% in number of votes entitled to be cast, shall, appoint inspectors of election at the meeting. The number of inspectors shall be either one or more. If inspectors are appointed at a meeting on the request of stockholders, the holders of a majority of shares present in person or by proxy shall determine whether one or more inspectors are to be appointed. No candidate for election as a director at a meeting shall serve as an inspector thereat. If any person appointed as inspector fails to appear or fails or refuses to act, the chairman of the meeting may, and upon the request of a stockholder shall, appoint a person to fill that vacancy. The inspectors shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies; receive votes, ballots or consents; hear and determine all challenges and questions in any way arising in connection with the right to vote; count and tabulate all votes or consents; determine when polls shall close; determine the result; and do any other acts that may be proper to conduct the election or vote with fairness to all stockholders. Unless so demanded or ordered, no vote need be by ballot and voting need not be conducted by inspectors.

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Section 2.9. Advance Notice Provisions for Election of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (a) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (b) by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.9 and on the record date for the determination of stockholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 2.9.

To be timely, a stockholder's notice must be delivered to or mailed and received by the Corporate Secretary at the principal executive offices of the Corporation
(a) in the case of an annual meeting, not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

To be in proper written form, a stockholder's notice to the Corporate Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director, all information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice, (i) the name and address of such stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose behalf the nomination is made,
(ii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder and such beneficial owner, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 2.9. If the chairman of the meeting determines that nomination was not made in accordance with the foregoing procedures, the chairman shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. No adjournment or postponement of a meeting of stockholders shall commence a new period for the giving of notice of a stockholder proposal hereunder.

Section 2.10. Advance Notice Provisions for Business to be Transacted at Annual Meeting. No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 2.10 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 2.10.

To be timely, a stockholder's notice must be delivered to or mailed and received by the Corporate Secretary at the principal executive offices of the Corporation not less than 120 days nor more than 150 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual

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meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

To be in proper written form, a stockholder's notice to the Corporate Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of such stockholder as they appear on the Corporation's books and of the beneficial owner, if any, on whose behalf the proposal is made, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder and such beneficial owner, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, and
(v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in Section 2.09 or in this Section 2.10, provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in Section 2.09 nor in this Section 2.10 shall be deemed to preclude discussion by any stockholder of any such business. If the chairman of an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted. No adjournment or postponement of a meeting of stockholders shall commence a new period for the giving of notice of a stockholder proposal hereunder.

                                   ARTICLE III
                                    DIRECTORS

Section 3.1 The number of directors of the Corporation which shall constitute the whole of the Corporation's Board of Directors (the "Board") shall not be less than three nor more than thirty. Within the limits above specified, the number of directors constituting the Board shall be determined by resolution of the Board or by the Corporation's stockholders at the Annual Meeting, but the tenure of office of a director shall not be affected by any decrease in the number of directors so made by the Board. The directors shall be elected at the Annual Meeting of stockholders, except as provided in Section 3.2 of this Article, and each director elected shall hold office until the succeeding Annual Meeting of stockholders or until his successor is elected and qualified. Directors need not be stockholders.

Section 3.2 Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next Annual Meeting and until their successors are duly elected and shall qualify, unless sooner displaced.

Section 3.3 The business of the Corporation shall be managed by its Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders. The directors shall choose from among their number a Chairman of the Board.

Section 3.4 At any meeting of stockholders, duly called and at which a quorum is present, the stockholders may, by the affirmative vote of the holders of a majority of the votes entitled to be cast on the election or removal of such director, remove any director or directors from office and may elect a successor or successors to fill any resulting vacancies for the unexpired terms of removed directors. In case such a removal occurs but the stockholders entitled to vote thereon fail to fill any resulting vacancies, such vacancies may be filled by the Board of Directors pursuant to Section 3.2.

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                       MEETINGS OF THE BOARD OF DIRECTORS

Section 3.5 The Board may hold meetings, both regular and special, either within or without the State of Maryland.

Section 3.6 After each meeting of stockholders at which a Board of Directors shall have been elected, the Board of Directors so elected shall meet, as soon as practicable, for the purpose of organization and the transaction of other business; and, in the event that no other time is designated by the stockholders, the Board of Directors shall meet one hour after the time for such stockholders' meeting or immediately following the close of such meeting, whichever is later, on the day of such meeting. No notice of such meeting shall be necessary if held as hereinabove provided.

Section 3.7 Regular meetings of the Board shall be held at such time and place as designated by the Board. No notice of a Regular Meeting shall be required if the meeting is held according to a Schedule of Regular Meetings approved by the Board.

Section 3.8 Special Meetings of the Board may be called by the Chairman or the President upon notice to each director, either personally, by mail, by telex or by telegram. Special Meetings shall be called by the President or Secretary in like manner and on like notice upon the written request of three or more directors. Notice of the place, day and hour of every Special Meeting shall be given to each director at least twenty-four (24) hours before the time of the meeting, by delivering the same to him personally, by telephone, by telex, by telegraph, or by delivering the same at his residence or usual place of business, or, in the alternative, by mailing such notice at least seventy-two
(72) hours before the time of the meeting, postage paid, and addressed to him at his last known post office address, according to the records of the Corporation. Unless required by the By-Laws or by resolution of the Board of Directors, no notice of any meeting of the Board of Directors need state the business to be transacted thereat. No notice of any meeting of the Board of Directors need be given to any director who attends, or to any director who, in writing executed and filed with the records of the meeting either before or after the holding thereof, waives such notice. Any meeting of the Board of Directors, Annual or Special, may adjourn from time to time to reconvene at the same or some other place, and no notice need be given of any such adjourned meeting other than by announcement.

Section 3.9 One third of the entire Board shall constitute a quorum at any meeting except as may be otherwise specifically provided by statute or by the Articles of Incorporation. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Members of the Board or any committee designated thereby may participate in a meeting of the Board or any such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time and participation by such means shall constitute presence in person at such meeting.

Section 3.10 Unless otherwise restricted by the Articles of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto, in writing or writings and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

Section 3.11 On any question on which the Board of Directors shall vote, the names of those voting and their votes shall be entered in the minutes of the meeting when any member of the Board so requests.

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                             COMMITTEES OF DIRECTORS

Section 3.12 Executive Committee. The Board of Directors may appoint from among its members an Executive Committee of not less than three directors and one of which shall be appointed Chairman of the Executive Committee. When the Board of Directors is not in session, the Executive Committee shall have and may exercise, in the absence of or subject to any restrictions which the Board of Directors may from time to time impose, all of the powers of the Board of Directors in the management of the business and affairs of the Corporation, except the power to authorize dividends on stock, elect directors, issue stock other than as provided in the next sentence, recommend to the stockholders any action which requires stockholder approval, amend these By-Laws, or approve any merger or share exchange which does not require stockholder approval. If the Board of Directors has given general authorization for the issuance of stock providing for or establishing a method or procedure for determining the number of shares to be issued, a committee of the Board, in accordance with that general authorization or any stock option or other plan or program adopted by the Board of Directors, may authorize or fix the terms of stock subject to classification or reclassification and the terms on which any stock may be issued, including all terms and conditions required or permitted to be established or authorized by the Board of Directors.

Section 3.13 Audit & Examining Committee. The Board shall designate an Audit & Examining Committee, which shall hold office until the next annual meeting of the Board following the annual meeting of stockholders, consisting of not less than three of its members, other than officers of the Corporation, and whose duty it shall be to make an examination at least once during each calendar year and within 15 months of the last such examination into the affairs of the Corporation including the administration of fiduciary powers, or cause suitable examinations to be made by auditors responsible only to the Board and to report the result of such examination in writing to the Board. Such report shall state whether the Corporation is in a sound condition, whether adequate internal controls and procedures are being maintained and shall recommend to the Board such changes in the manner of conducting the affairs of the Corporation as shall be deemed advisable.

Section 3.14 Other Committees. The Board of Directors may appoint any other committees, each of which shall be composed of one or more directors, as determined by the Board from time to time. Such other committees shall have such powers, subject to the same limitations as are applicable to the Executive Committee under Section 3.12, as shall be designated by the Board from time to time.

Section 3.15 Committee Procedure. Each committee shall keep minutes of its proceedings when exercising powers of the Board of Directors and may fix rules of procedure for its business. A majority of the members of a committee shall constitute a quorum for the transaction of business and the act of a majority of those present at a meeting at which a quorum is present shall be the act of the committee. The members of a committee present at any meeting, whether or not they constitute a quorum, may appoint an eligible director to act in the place of an absent member. Any action required or permitted to be taken at a meeting of a committee may be taken without a meeting, if an unanimous written consent which sets forth the action is signed by each member of the committee and filed with the minutes of the committee. The members of a committee may conduct any meeting thereof by conference telephone in accordance with the provisions of
Section 3.9.

                            COMPENSATION OF DIRECTORS

Section 3.16 The Board shall fix the amounts to be paid directors for their services as directors and for their attendance at the meetings of the Board or of committees or otherwise. No director who receives a salary from the Corporation shall receive any fee for attending meetings of the Board or of any of its committees.

                            RESIGNATION OF DIRECTORS

Section 3.17 Any director may resign at any time either by oral tender of such resignation at any meeting of the Board or to the Chairman or President or by giving written notice thereof to the Corporation. Any resignation shall be effective immediately, unless a date certain is specified for it to take effect.

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                                   ARTICLE IV
                                    OFFICERS

Section 4.1 The Corporation shall have a President, a Corporate Secretary and a Treasurer who shall be the Chief Financial Officer, and who need not be directors. The Corporation shall also have a Chairman of the Board and a Chairman of the Executive Committee, and may have one or more Vice Chairmen, each of whom shall be directors. The Board shall designate who shall serve as Chief Executive Officer, who shall have general supervision of the business and affairs of the Corporation. The Corporation may also have one or more Vice-Presidents, assistant and subordinate officers, other officers not designated by these By-Laws, and agents as it shall deem necessary, none of whom need be a director. A person may hold more than one office in the Corporation except that no person may serve concurrently as both President and Vice-President of the Corporation.

Section 4.2 Chairman of the Board. The Chairman of the Board shall be a director and shall preside at all meetings of the Board and of the Stockholders at which he shall be present.

Section 4.3 Chairman of the Executive Committee. The Chairman of the Executive Committee shall be a director and shall chair meetings of the Executive Committee, supervise and carry out policies adopted or approved by the Board and exercise such further powers and duties as are, from time to time, conferred upon or assigned to him by the Board. The Chairman of the Executive Committee shall also serve as Lead Director for the Board. The duties and responsibilities of the Chairman of the Executive Committee as Lead Director are as follows:

      i) The Chairman of the Executive Committee shall be informed by, and counsel, the Chairman and Chief Executive Officer on material strategy, policy, and management matters.

      ii) The Chairman of the Executive Committee shall be available to advise and counsel the Chief Executive Officer on any matter relating to the Corporation.

      iii) The Chairman of the Executive Committee shall offer the Chief Executive Officer counsel as to special interests and concerns of Directors and will act as principal liaison between the Independent Directors and the Chairman.

      iv) In the absence or inability of the Chairman or Chief Executive Officer to act, the Chairman of the Executive Committee shall perform those duties of the Chairman pertaining to Board functions.

      v) The Chairman of the Executive Committee shall recommend to the Chairman the retention of consultants or other experts who would report directly to the Board.

      vi) The Chairman of the Executive Committee shall advise the Chairman as to the quality, quantity and timeliness of the flow of information from the Corporation that is necessary for the Directors to effectively and responsibly perform their duties.

      vii) The Chairman of the Executive Committee shall chair in camera discussions requested by the Independent Directors.

      viii) The Chairman of the Executive Committee shall serve as an ex-officio member of each of the committees of the Board.

      ix) The Chairman of the Executive Committee shall work with the Chairman and other independent directors to give advice to the Chairman in the development of Board membership.

Section 4.4 Vice Chairman. Each Vice Chairman, if one or more be elected, shall be a director and shall perform such duties and may have such other powers as are, from time to time, assigned to him by the Board.


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Section 4.5 President. The President shall be a director. The President may execute, in the name of the Corporation, all authorized deeds, mortgages, bonds, contracts or other instruments, except in cases in which the execution thereof shall have been expressly delegated to some other officer or agent of the Corporation. In general, he shall perform such duties usually performed by a president of a corporation and shall perform such other duties and may have such other powers as are from time to time assigned to him by the Board.

Section 4.6 Chief Executive Officer. The Chief Executive Officer shall exercise general supervision over the policies and business affairs of the Corporation and the carrying out of the policies adopted or approved by the Board. The Chairman of the Board or the President may at the same time be appointed Chief Executive Officer. Except as otherwise provided by these By-Laws, he shall have power to determine the duties to be performed by the officers appointed as provided in Section 4.9 of these By-Laws, and to employ and discharge officers and employees. Except as otherwise provided by the By-Laws or the Board, he shall be a member ex officio of all committees authorized by these By-Laws or created by the Board. In the absence of the Chairman of the Board and the President, he shall preside at all meetings of the Board and of shareholders.

Section 4.7 Corporate Secretary. The Corporate Secretary shall attend all meetings of the stockholders and all meetings of the Board and record, or cause to be recorded, all the procedures of the meetings of the stockholders and the Board in books to be kept for that purpose. The Corporate Secretary may perform like duties for the standing committees when required. He shall, as required, give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board. He shall have custody of the corporate seal of the Corporation and he, or a Deputy or Associate or Assistant Corporate Secretary, shall affix the same to any instrument which is required or desired to be under its seal and when so affixed, it may be attested by his signature or by the signature of such Deputy or Associate or Assistant Corporate Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. In general, the Corporate Secretary shall perform all duties incident to the office of a secretary of a corporation, and shall perform such other duties and may have such other powers as are from time to time assigned to him by the Board, the Chief Executive Officer or the President.

Section 4.8 Deputy Corporate Secretary, Associate Corporate Secretary and Assistant Corporate Secretary. The Deputy Corporate Secretary or the Associate Corporate Secretary or the Assistant Corporate Secretary, or if there be more than one, each of them, may, in the absence of the Corporate Secretary or during his inability or refusal to act, perform the duties and exercise the powers of the Corporate Secretary and shall perform such other duties and have such other powers as are from time to time assigned to each of them by the Board, the Chief Executive Officer, the President or the Corporate Secretary.

Section 4.9 Treasurer. The Treasurer shall be the Chief Financial Officer and shall have charge of and be responsible for all corporate funds and securities and shall keep, or cause to be kept, full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit, or cause to be deposited, all moneys and other valuable effects, in the name and to the credit of the Corporation, in such depositories as may from time to time be designated. He shall render to the Board, the Chief Executive Officer or the President, when so required, an account of the financial condition of the Corporation. In general, the Treasurer shall perform all the duties incident to the office of a treasurer of a corporation, and shall perform such other duties and may have such other powers as are from time to time assigned to him by the Board, the Chief Executive Officer or the President.

Section 4.10 Executive and Other Senior Officers. The Board shall by resolution determine from time to time those officers whose appointment shall require approval by the Board or a committee of the Board. Each such officer shall have such powers and duties as may be assigned by the Board, a committee of the Board, the President or the Chief Executive Officer.

Section 4.11 Other Officers. The President or the Chief Executive Officer or his designee may appoint all officers whose appointment does not require approval by the Board or a committee of the Board, and assign to them such titles, as from time to time may appear to be required or desirable to transact the business of the Corporation. Each such officer shall have such powers and duties as may be assigned by the Board, the President or the Chief Executive Officer.


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Section 4.12 Tenure of Office. The Chairman of the Board, the President and the Chief Executive Officer shall hold office for the current year for which the Board was elected, unless they shall resign, become disqualified, or be removed. All other officers shall hold office until their successors have been appointed and qualify unless they shall resign, become disqualified or be removed. The Board shall have the power to remove the Chairman of the Board, the President and the Chief Executive Officer. The Board or the President or the Chief Executive Officer or his designee shall have the power to remove all other officers and employees. Any vacancy occurring in the offices of Chairman of the Board, President or Chief Executive Officer shall be filled promptly by the Board.

Section 4.13 Compensation. The Board shall by resolution determine from time to time the officers whose compensation will require approval by the Board or a committee of the Board. The Chief Executive Officer shall fix the compensation of all officers and employees whose compensation does not require approval by the Board.

                                    ARTICLE V
                              CERTIFICATES OF STOCK

Section 5.1 Every holder of stock in the Corporation shall be entitled to have a certificate, signed by, or in the name of the Corporation by the Chairman of the Board or President or a Vice President and the Treasurer or an Assistant Treasurer, or the Secretary or a Deputy or Associate or Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

Section 5.2 Where a certificate is manually countersigned (1) by a transfer agent, other than the Corporation or its employee, or, (2) by a registrar, other than the Corporation or its employee, any other signature on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is signed, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                                LOST CERTIFICATES

Section 5.3 The Board may authorize a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                                TRANSFER OF STOCK

Section 5.4 Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5.5 The Board may, at its discretion, appoint one or more banks or trust companies in New York City, and in such other city or cities as the Board may deem advisable, including any banking subsidiary of the Corporation, from time to time, to act as transfer agent(s) and registrar(s) of the stock of the Corporation.

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                               FIXING RECORD DATE

Section 5.6 The Board is hereby empowered to fix, in advance, a date as the record date for the purpose of determining stockholders, or stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make determination of stockholders for any other proper purpose. Such date in any case shall be not more than ninety (90) days, and in case of a meeting of stockholders, not less than ten (10) days, prior to the date of which the particular action, requiring such determination of stockholders is to be taken. In lieu of fixing a record date, the Board may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, twenty (20) days. If the stock transfer books are closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least ten (10) days immediately preceding such meeting.

                                  STOCK LEDGER

Section 5.7 Original or duplicate stock ledgers, containing the name and addresses of the stockholders of the Corporation and the number of shares of each class held by them respectively, shall be kept at the offices of a transfer agent for the particular class of stock, within or without the State of Maryland, or, if none, at a principal office or the principal executive offices of the Corporation.

                             REGISTERED STOCKHOLDERS

Section 5.8 The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Maryland.

                                   ARTICLE VI
                               GENERAL PROVISIONS

                                    DIVIDENDS

Section 6.1 Subject to the provisions of the Articles of Incorporation, dividends, if any, may be declared by the Board at any meeting, pursuant to the law.

                            EXECUTION OF INSTRUMENTS

Section 6.2 All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted on behalf of the Corporation by the Chairman of the Board, or the President, or the Chief Executive Officer, or the Secretary, or any Vice President, or any other officer or employee designated by the Board or the Chief Executive Officer or his designee. Any such instruments may also be executed, acknowledged, verified, delivered or accepted in behalf of the Corporation in such other manner and by such other officers as the Board may from time to time direct. The provisions of this Section 6.2 are supplementary to any other provisions of these By-Laws. Each of the foregoing authorizations shall be at the pleasure of the Board, and each such authorization by the Chief Executive Officer or his designee also shall be at the pleasure of the Chief Executive Officer.


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                                   FISCAL YEAR

Section 6.3 The fiscal year of the Corporation shall be the calendar year.

SEAL

Section 6.4 The Corporation's seal shall have inscribed thereon the name of the Corporation and the words "Corporate Seal, Maryland". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                          SHARES OF OTHER CORPORATIONS

Section 6.5 The Chairman of the Board, the President, any Vice President, and the Secretary is each authorized to vote, represent and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation. The authority herein granted to said officer to vote or represent on behalf of the Corporation any and all shares held by the Corporation in any other corporation or corporations may be exercised either by said officer in person or by any other person authorized so to do by proxy or power of attorney duly executed by said officers. Notwithstanding the above, however, the Board, in its discretion, may designate by resolution the person to vote or represent said shares of other corporations.

                                     RECORDS

Section 6.6 The By-Laws and the proceedings of all meeting of the shareholders, the Board, and standing committees of the Board, shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the Secretary or other officer appointed to act as Secretary of the meeting.

                              EMERGENCY OPERATIONS

Section 6.7 In the event of war or warlike damage or disaster of sufficient severity to prevent the conduct and management of the affairs, business, and property of the Corporation by its directors and officers as contemplated by these By-Laws, any two or more available members of the then incumbent Board shall constitute a quorum for the full conduct and management of the affairs, business, and property of the Corporation. This By-Law shall be subject to implementation by resolutions of the Board passed from time to time for that purpose, and any provisions of these By-Laws (other than this Section) and any resolutions which are contrary to the provisions of this Section or to the provisions of any such implementary resolutions shall be suspended until it shall be determined by any interim Board acting under this Section that it shall be to the advantage of the Corporation to resume the conduct and management of its affairs, business, and property under all of the other provisions of these By-Laws.

                            RIGHT TO INDEMNIFICATION

Section 6.8 (a) . Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Corporation or, while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "Indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Annotated Code of Maryland, as the same exists or may hereafter be amended, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith and such indemnification shall continue as to an Indemnitee who has ceased to be a director or officer and shall inure to the benefit of the Indemnitee's heirs, executors and administrators; provided, however, that, except as provided in Section 6.8(b) hereof with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee in connection with a proceeding (or party


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thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board. The right to indemnification conferred in this
Section 6.8 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Annotated Code of Maryland so requires, an advancement of expenses incurred by an Indemnitee shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

      (b) Right of Indemnitee to Bring Suit. If a claim under paragraph (a) of this Section 6.8 is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of such Indemnitee's undertaking the Indemnitee shall be entitled to be paid the expense of prosecuting or defending such suit. In any suit brought by the Indemnitee to enforce a right to indemnification hereunder it shall be a defense that, and in any suit by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking the Corporation shall be entitled to recover such expenses upon a final adjudication that, the Indemnitee has not met the applicable standard of conduct set forth in the Annotated Code of Maryland. Neither the failure of the Corporation to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Annotated Code of Maryland, nor an actual determination by the Corporation that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking by the Indemnitee, the Corporation shall have the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Section 6.8 or otherwise.

      (c) Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Section 6.8 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, By-Law, agreement, vote of shareholders or disinterested directors or otherwise.

      (d) Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification, and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Section
6.8 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

      (e) Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense liability or loss under the Delaware General Corporation Law, as the same exists or may hereafter be amended.

                                   ARTICLE VII
                                   AMENDMENTS

Section 7.1 The By-Laws may be added to, amended, altered or repealed at any regular meeting of the Board, by a vote of a majority of the total number of the directors, or at any meeting of shareholders, duly called and held, by a majority of the stock represented at such meeting.


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                                  ARTICLE VIII

Section 8.1 Notwithstanding any other provision of the charter of the Corporation or these By-Laws, Title 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland (or any successor statute) shall not apply to the acquisition of all of the common stock, $5.00 par value per share, of the Corporation by HSBC Holdings plc, an English public limited company, pursuant to that certain Transaction Agreement and Plan of Merger, dated May 10, 1999, as amended by Amendment No. 1, dated November 8, 1999, and as may be further amended from time to time, by and among HSBC Holdings Plc, the Corporation, Safra Republic Holdings S.A., a societe anonyme organized and existing under the laws of Luxembourg, and RNYC Merger Corporation, a Maryland corporation, and to the other transactions contemplated thereby.

Section 8.2 Notwithstanding any other provision of the charter of the Corporation or these By-Laws, Title 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland (or any successor statute) shall not apply to the grant by the Corporation of the option to HSBC Holdings Plc, an English public limited company, pursuant to that certain Stock Option Agreement, dated May 10, 1999, between the Corporation and HSBC of shares of the Corporation's common stock pursuant thereto.

Section 8.3 Notwithstanding any other provision of the charter of the Corporation or these By-Laws, Title 3, Subtitle 7 of the Corporations and Associations Article of the Annotated Code of Maryland (or any successor statute) shall not apply to the Stockholders Agreement, dated May 10, 1999, as amended by Amendment No. 1 to the Stockholders Agreement, dated November 8, 1999, and as may be further amended from time to time, among HSBC, an English public limited company, RNYC Holdings Limited, a Gibraltar corporation, Congregation Beit Yaakov, Saban S.A., a Panamanian corporation, Mr. Edmond J. Safra, HSBC North America Inc., a Delaware corporation, and in part, the Corporation, or the exercise by HSBC of its rights thereunder.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  16 May 2005